Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the Fourth Quarter and Fiscal Year 2021

KAILUA KONA, Hawaii (June 22, 2021) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health dietary supplement products, announced financial results for the fourth quarter and fiscal year 2021, ended March 31, 2021.

Commenting on the fiscal year results (changes shown vs. fiscal 2020), Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said:

“Net sales increased slightly over the prior year, however, gross profit was negatively impacted by higher spirulina costs per kilo driven by lower production volumes.  We generated $2.4 million in cash from operations, deleveraged the balance sheet by $1.7 million, and increased our capital investments including the installation of a new tablet press.”

“During the fourth quarter, we launched new labels for both our BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica® products.  The new labels were well received in the marketplace.”

“The coronavirus ("COVID-19) pandemic has caused volatility in global markets.  Our Company was declared an essential business in Hawaii and California, and we have remained open at full operations.  We want to thank the team for their commitment to Cyanotech during a period of uncertainty.”

Fiscal Year 2021

Cyanotech reported net sales of $32,345,000 for fiscal 2021 compared to $31,899,000 in fiscal 2020, an increase of 1.4%. Gross profit was $11,117,000, with gross profit margin of 34.4%, compared to gross profit of $12,700,000 and gross profit margin of 39.8%. Gross profit was negatively impacted by product mix and higher spirulina costs per kilo driven by lower production volumes in the current fiscal year.  Operating income was $84,000 compared to operating income of $1,053,000.

Net income was $920,000 or $0.15 per diluted share, compared to net income of $387,000 or $0.06 per diluted share, with the increase due to the forgiveness of the loan under the Paycheck Protection Program in the amount of $1,389,000, including accrued interest of $8,000.

Fourth Quarter Fiscal 2021

Cyanotech reported net sales of $9,438,000 for the fourth quarter of fiscal year 2021 compared to $8,634,000 in the fourth quarter of fiscal 2020, an increase of 9.3%. Gross profit was $2,771,000, with gross profit margin of 29.4%, compared to gross profit of $3,084,000 and gross profit margin of 35.7% in the fourth quarter of fiscal 2020. Operating loss was $24,000 compared to operating income of $228,000 in the fourth quarter of fiscal 2020. Net loss was $200,000, or ($0.03) per diluted share, compared to net income of $121,000, or $0.01 per diluted share in the fourth quarter of fiscal 2020.

Please review the Company’s Form 10-K for the period ended March 31, 2021 for more detailed information.

— Cyanotech will host a Skype broadcast at 8:00 PM EDT on Wednesday, June 23, 2021 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. EDT on Wednesday, June 23, 2021. The Company will respond only to relevant questions relating to the Company’s fourth quarter and fiscal 2021 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for over 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (“GRAS”) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration. Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the Food & Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-K for the fiscal year ended March 31, 2021, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED BALANCE SHEETS

March 31,

	2021	2020
	(in thousands, except share data)
ASSETS
Current assets:
Cash	$3,767	$2,417
Accounts receivable, net of allowance for doubtful accounts of $32 in 2021 and $13 in 2020	2,436	2,154
Inventories, net	8,415	9,653
Prepaid expenses and other current assets	488	504
Total current assets	15,106	14,728
Equipment and leasehold improvements, net	12,136	13,042
Operating lease right-of-use assets, net	3,517	3,834
Other assets	120	183
Total assets	$30,879	$31,787

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,287	$2,137
Accrued expenses	844	849
Customer deposits	124	327
Operating lease obligations, current portion	343	319
Short-term contract obligation	—	38
Line of credit	1,000	2,000
Current maturities of long-term debt	1,210	689
Total current liabilities	5,808	6,359

Long-term debt, less current maturities	4,823	6,009
Long-term operating lease obligations	3,175	3,519
Other long-term liabilities	32	54
Total liabilities	13,838	15,941

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,116,073 shares at March 31, 2021 and 6,011,885 shares at March 31, 2020	122	120
Additional paid-in capital	33,267	32,994
Accumulated deficit	(16,348)	(17,268)
Total stockholders’ equity	17,041	15,846
Total liabilities and stockholders’ equity	$30,879	$31,787

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended March 31,

	2021	2020	2019
	(in thousands, except per share data)

Net sales	$32,345	$31,899	$30,202
Cost of sales	21,228	19,199	19,736
Gross profit	11,117	12,700	10,466
Operating expenses:
General and administrative	4,876	5,281	5,718
Sales and marketing	5,518	5,758	6,822
Research and development	639	608	923
Total operating expense	11,033	11,647	13,463
Income (loss) from operations	84	1,053	(2,997)
Other income (expense):
Interest expense, net	(550)	(657)	(582)
Gain on extinguishment of debt	1,389	—	—
Total other income (expense), net	839	(657)	(582)
Income (loss) before income taxes	923	396	(3,579)
Income tax expense	(3)	(9)	(17)
Net income (loss)	$920	$387	$(3,596)
Net income (loss) per share:
Basic	$0.15	$0.06	$(0.62)
Diluted	$0.15	$0.06	$(0.62)
Shares used in calculation of net income (loss) per share:
Basic	6,070	5,956	5,819
Diluted	6,200	5,961	5,819

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com